9/13/2004

RECD S.E.C.
AUG 31 2004
FEE 510

SECURITI ... SION

04019877

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-37601~~ 8-37061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox & Company Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6232 North 32nd Street
(No. and Street)

Phoenix, Arizona 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. Moldermaker
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merlin Schumann & Company, P.C.
(Name – *if individual, state last, first, middle name*)

2505 W. Beryl Ave., Suite #300 Phoenix, Arizona 85021
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Moldermaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox & Company Investments, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KYLE ROBERTSON
Notary Public – Arizona
Maricopa County
Expires 08/31/07

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Fox & Company Investments, Inc.

We have audited the accompanying statement of financial condition of Fox & Company Investments, Inc., as of June 30, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Company Investments, Inc. as of June 30, 2004, and results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merlin Schumann & Co., P.C.
Merlin Schumann and Company, P.C.
Phoenix, Arizona
August 3, 2004

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

Cash and cash equivalents	$	699,477
Cash on deposit with clearing organization - restricted		500,183
Commissions receivable:		
- mutual funds		43,017
- clearing organizations		86,579
Securities owned		
- marketable		439,815
- not readily marketable		20,100
Other receivables		186,681
Furniture, equipment and leasehold improvements, net of accumulated depreciation		49,993
Total Assets	$	2,025,845

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing organization	$	654,710
Commissions payable		192,289
Accounts payable		74,195
Note payable		27,989
Accrued expenses		13,733
Total Liabilities		962,916
Common stock - $.01 par value - authorized 1,000,000 shares - issued 500,000 shares		5,000
Additional paid-in capital		629,745
Retained earnings		428,184
Total Stockholder's Equity		1,062,929
Total Liabilities and Stockholder's Equity	$	2,025,845

The Accompanying notes are an Integral Part of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
Statement of Income
For the Year Ended June 30, 2004

Revenues:		
Commissions	$	3,615,247
Trading profits		792,769
Interest income		4,549
Miscellaneous income		113,572
		4,526,137
Expenses:		
Commissions and brokerage charges		2,885,190
Employee compensation and benefits		594,604
Occupancy and equipment costs		267,434
Insurance		247,851
Legal and professional		149,942
Clearing fees		50,247
Regulatory fees		70,609
Dues and subscriptions		88,866
Communications		68,540
Depreciation		20,871
Interest expense		1,397
Advertising		2,055
Other operating expenses		220,555
		4,668,161
Net income (loss)	$	(142,024)

FOX & COMPANY INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

	Common Stock		Additional		
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2003	500,000	$ 5,000	329,745	570,208	904,953
Conversion of subordinated note payable to capital			300,000		300,000
Net income (loss) for the year ended June 30, 2004				(142,024)	(142,024)
Balance at June 30, 2004	500,000	$ 5,000	629,745	428,184	1,062,929

FOX & COMPANY INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2004

Cash flows from operating activities:		
Net income (loss)	$	(142,024)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		20,871
Increase (decrease) in cash resulting from changes in:		
Deposits with clearing organization		16,066
Securities owned, marketable		(25,812)
Receivable from clearing organization		93,250
Receivable from mutual funds		370
Other receivables		(34,181)
Prepaid expenses		1,600
Payable to clearing organization		(40,133)
Accounts payable		64,421
Commissions payable		(99,052)
Accrued expenses		(4,617)
Net cash used in operating activities		(149,241)
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements		(37,944)
Cash flows from financing activities:		
Increase in notes payable		27,989
Net decrease in cash and cash equivalents		(159,196)
Cash and cash equivalents, beginning of year		858,673
Cash and cash equivalents, end of year	$	699,477
Supplemental cash flow information:		
Cash paid for interest	$	1,397
Noncash financing activities:		
Reclassification of subordinated note payable to additional paid-in capital	$	300,000

The Accompanying Notes are an Integral Part of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2004

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

Fox & Company Investments, Inc. (the Company) conducts business as a securities broker-dealer in Phoenix, Arizona, with four branch offices in various states. The Company has an agreement with two clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record-keeping functions. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2004, there is no difference between the Company's net income and comprehensive income.

Securities Transactions

Securities transactions of the Company and commission income and expenses related to customer transactions are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Receivables

The Company provides for potentially uncollectible receivables by use of the allowance method. The allowance is determined based upon a review of the individual accounts outstanding, as well as prior experience. None of the receivables accrue interest on delinquencies. Management estimates that no allowance for uncollectible receivables is necessary at June 30, 2004.

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2004

Note 1: Summary of Significant Accounting Policies, continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated methods. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to operations when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2: Securities Owned

Securities owned-marketable are carried at quoted market values. At June 30, 2004, securities owned-marketable were comprised of the following:

	Cost	Market Value
Common Stock	$741,357	$435,753
Nonconvertible debt securities	3,353	3,062
Exempted Securities	4,500	1,000
	$749,210	$439,815

Note 2: Securities Owned, continued

Securities owned-not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of NASDAQ warrants with a cost basis of $20,100, which management believes approximates fair value.

Note 3: Deposits with Clearing Organization

At June 30, 2004, the Company has cash deposits with a clearing organization in the amount of $500,183. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $500,000.

Note 4: Provision for Income Taxes

At June 30, 2004, deferred tax assets consist of the following:

Current portion:	
Charitable contributions	$ 1,900
Federal loss carryforwards	168,000
State loss carryforwards	35,000
	204,900
Long-term portion:	
Depreciation and amortization	5,700
	210,600
Less: valuation allowance	(210,600)
Net deferred tax asset	$ -

The Company has established a valuation allowance equal to the net deferred tax asset primarily due to the uncertainty in the utilization of net operating loss carryforwards.

Note 4: Provision for Income Taxes, continued

The Company's approximate federal and state net operating loss carryforwards at June 30, 2004, are $496,000. The net operating loss carryforwards may be applied against future taxable income. They expire in various years as follows:

Amount of Unused Federal and State Operating Loss Carryforwards	Federal Expiration During Year Ended June 30,	State Expiration During Year Ended June 30,
$ 30,000	2020	2005
57,000	2021	2006
282,000	2022	2007
127,000	2023	2008
$496,000		

Note 5: Furniture, Equipment and Leasehold Improvements

At June 20, 2004, furniture, equipment and leasehold improvements consists of the following:

Computer equipment	$ 89,046
Furniture and fixtures	40,051
Automobile	37,944
Office equipment	8,658
Leasehold improvements	15,317
	191,016
Less: accumulated depreciation	(141,023)
	$ 49,993

Note 6: Profit Sharing Plan

The Company has a defined contribution plan covering substantially all of its employees. Contributions to the plan are at the discretion of the board of directors of the Company. For the year ended June 30, 2004, the board of directors elected not to make a contribution to the Plan.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis.

At June 30, 2004, the Company had net capital of $706,552, which was $456,552 in excess of the required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 1.36 to 1 as of June 30, 2004.

Note 8: Commitments and Contingencies

Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for equipment at June 30, 2004, are as follows:

Year Ending June 30,	Amount
2005	$ 3,156
2006	3,156
2007	1,578
	$ 7,890

Total expense for these operating leases for the year ended June 30, 2004, totaled approximately $3,567.

The Company is currently leasing corporate and satellite office facilities on a month-to-month basis for approximately $15,000 per month.

The Company is currently leasing storage facilities and other equipment on month-to-month leases for approximately $330 per month.

Note 8: Commitments and Contingencies, continued

Litigation Matters

The Company is a defendant in an arbitration filed by one of its customers for various claims which include violations of Arizona securities laws, constructive fraud, negligence, breach of fiduciary duty and breach of contract. The suit asks for compensatory damages in excess of $252,000. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action.

The Company is a defendant in an arbitration filed by one of its customers for various claims which includes violations of Arizona securities laws, constructive fraud, negligence, breach of fiduciary duty and breach of contract. The suit asks for compensatory damages in excess of $291,000. The case is set for Arbitration on January 18, 2005. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action.

The Company is a codefendant with another member firm in an arbitration filed by one of its customers for various claims which includes violations of Arizona securities laws, constructive fraud, negligence, breach of fiduciary duty and breach of contract. The suit asks for compensatory damages in excess of $900,000. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action.

Management has advises that all of the above arbitrations are covered by the an errors and omissions insurance policy

Note 8: Commitments and Contingencies, continued

Pending Matters

On December 30, 2003, the NASD imposed the following sanctions on the Company and it's management.

(1) For conducting a securities business when the firm failed to meet its net capital requirements, maintaining material inaccuracies in the firm's books and records, and submitting materially inaccurate FOCUS reports, the respondents were fined $25,000 jointly and severally.

(2) For failing to report certain information to the NASD, the respondents were fined $10,000 jointly and severally.

The Company submitted an appeal brief on April 14, 2004, and oral arguments were conducted in the NASD's offices on June 22, 2004. A decision on the appeal has not yet been issued. The Company believes their appeal will be successful; therefore, no accrual for the fines have been made.

Note 9: Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of the federally insured limits in the approximate amount of $152,907.

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2004

Note 10: Note Payable

The Company obtained an auto loan on September 25, 2003, in the amount of $37,944. The loan calls for 36 monthly payments of $1,135, which includes interest at 4.75%.

Total interest paid on the note for the year ended June 30, 2004 was $1,397.

Note 10: Related Party Transactions

The Company has a receivable in the amount of $10,583 due from the principal of the Company, which is included in other receivables on the balance sheet.

SUPPLEMENTAL INFORMATION

Schedule I

FOX & COMPANY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2004

Net Capital		
Total stockholder's equity		$ 1,062,929
Nonallowable assets		
Securities owned - not readily marketable	20,100	
Other receivables	186,681	
Furniture, equipment and leasehold improvements	49,993	
Total deductions		256,774
Net capital before haircuts on securities positions		806,155
Haircuts on securities positions		
Stocks	65,570	
Other securities	6,211	
Exempted Securities	1,000	
Non-convertible deb securities	46	
Undue concentration	26,776	
Total haircuts on securities positions		99,603
Net capital		$ 706,552
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 962,916
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 64,194
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess net capital		$ 456,552
Excess net capital at 1000%		$ 610,260
Ratio: Aggregate indebtedness to net capital		1.36 to 1

Schedule I, (continued)

FOX & COMPANY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2004

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per FOCUS report	$	768,562
Changes resulting from audit adjustments		
Increase in mutual funds receivable		4,857
Increase in notes payable		(27,989)
Increase in accounts payable		(20,578)
Increase in accrued expenses		(13,731)
Increase in commissions payable		(3,886)
Increase in haircut on securities positions		(683)
Net capital per audit report	$	706,552

SCHEDULE II

FOX & COMPANY INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2004

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fox & Company Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fox & Company Investments, Inc. (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merlin Schumann & Co, PC

MERLIN SCHUMANN & CO., P.C.
Phoenix, Arizona
August 3, 2004